SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Date April 4, 2001


                            CeNeS Pharmaceuticals plc
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                  COMPASS HOUSE
                                   VISION PARK
                                   CHIVERS WAY
                                     HISTON
                                CAMBRIDGE CB4 9ZR
                                 UNITED KINGDOM
--------------------------------------------------------------------------------
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F |X|       Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes  |_|   No  |X|

DATE         4 APRIL, 2001


CONTACTS     Daniel Roach, Chief Executive
             Neil Clark, Finance Director
             CeNeS Pharmaceuticals plc                Tel: +44 (0)1223 266 466

             John Bick/Chris Steele
             Holborn Public Relations                 Tel: +44 (0) 20 7929 5599
             john.bick@holbornpr.co.uk

             Hugh Paterson/Claudia Moncada,
             Patcom Media                             Tel: +44 (0) 20 7231 9300
             hughp@patcom-media.com


                            CeNeS Pharmaceuticals plc
           Preliminary Results for the year ending 31st December 2000

        CeNeS' First Full Trading Year Sees Strong Growth In Revenues and
              Significant Progress In Drug Research and Development

Highlights of CeNeS Pharmaceuticals' operating performance since January 2000:

FINANCIALS

     o    Revenues for 2000 increased significantly to(pound)6.6m
          (1999:(pound)31,000).

     o Loss of(pound)20.8m (1999(pound)8.6m) included one-time(pound)12.3m write off of drug delivery and development licences acquired during the year and goodwill amortisation of(pound)2m

     o Research and development costs (excluding licences written off) increased to(pound)7.7m ((pound)4.9m) reflecting increased Central Nervous System (CNS) R & D commitment in 2000.

BUSINESS DEVELOPMENT

     o Launch of pharmaceutical sales business - strategic acquisition of pain relief drugs from GlaxoWellcome. Post-operative pain management drug Xefo licensed from Nycomed for launch in 2001

     o Expertise in CNS and pain research and development, and leadership in ion channel research strengthened by acquisition of Cambridge NeuroScience (CNSI).

     o Positive results from Phase II trials of M6G drug in post-operative pain and CEE 03-310 in sleep.

     o First sale of AutoPatch ion channel screening technology to GlaxoSmithKline.

     o    Out-license of Parkinson's research program to Shire Pharmaceuticals.

     o    Equity investment and R&D collaborations signed with Bioglan Pharma.

     o Cancer pain treatment drug Moraxen received approval; UK launch by Schwarz Pharma, out-licensed to Amarin Pharmaceuticals for North America and Bioglan Pharma for Europe.

     o Drug delivery business comes on-stream; 5 drug delivery collaborations signed with key market players

Dr Daniel Roach, chief executive of CeNeS Pharmaceuticals plc, comments:


"I am delighted to report significant progress in the new management's vision of CeNeS as a niche biopharmaceutical company with a business model focused on the research, development, and sale of CNS and pain management products. We expect to significantly increase revenues in 2001 with the full contribution of sales from our new pharmaceutical division, which was established in Q4, 2000. I look forward to reporting further progress from the group in 2001."

CHAIRMAN'S STATEMENT

CENES IS DEVELOPING SUCCESSFULLY.

The CeNeS group has continued to grow rapidly, delivering progress from its CNS focused research and development portfolio whilst concurrently establishing significant revenue generating divisions.

REVIEW OF 2000 Year 2000 was the first full year of trading following the reverse take over of Core Group plc by CeNeS Limited and the group's re-listing as CeNeS Pharmaceuticals plc. The year has seen the successful implementation across the group of the Board's risk reduced, commercially focused strategy and continued specialisation in CNS and pain research and development.

In addition to the revenue generation I am delighted to report that CeNeS Pharmaceuticals has also announced significant progress and collaborations from its research and clinical development portfolio validating the excellence of our science.

The group has made two significant steps in 2000 to becoming a fully integrated biopharmaceutical company. Firstly, it acquired three CNS pharmaceutical products from GlaxoWellcome and launched them in our own name on November 1st 2000. Secondly, the year ended with the completion of the acquisition of Cambridge NeuroScience, Inc (CNSI) subsequently renamed CeNeS Pharmaceuticals, Inc. This acquisition adds greatly to our CNS and pain expertise and brings with it a valuable network of contacts in the USA.

I welcome the employees and shareholders of Cambridge NeuroScience to the CeNeS group.

BOARD During the year there have been a number of changes to the Board of Directors. In June 2000 David Kirk resigned to pursue other business interests and was replaced as Finance Director by Neil Clark who was previously Group Financial Controller and Company Secretary. On behalf of the directors I would like to thank David for his contribution over the past three years. In addition, Paul O'Brien and Harry Wilcox joined the Board as non-executive directors on completion of the acquisition of Cambridge NeuroScience in December 2000.

OUTLOOK As stated in last year's annual report, we continue with our rapid growth strategy, both through in-house development and by acquisition. Our strategy also remains focused on subsidising the research and development cash burn with the net income from our revenue generating activities. The enlarged group will continue to specialise in the development of improved treatments for diseases and disorders of the central nervous system and pain control. CeNeS has four launched products (with Xefo being launched later in 2001), a further seven products in Phase I or II clinical trials and a substantial preclinical and research portfolio. Our strategy of acquiring further CNS pharmaceutical products continues and we expect to add to this portfolio during 2001.

The outlook for CeNeS Pharmaceuticals continues to be very positive and I look forward to the successful integration of CeNeS Pharmaceuticals Inc. and a very productive 2001.

CHIEF EXECUTIVES'S REVIEW

SINCE JANUARY 2000: CENES LAUNCHED ITS PHARMACEUTICAL SALES DIVISION....

o Diconal, Cyclimorph and Valoid were acquired from GlaxoWellcome and re-launched by CeNeS.

o Xefo was licensed from Nycomed for the treatment of post-operative pain. Xefo will be launched in the UK during 2001.

 ....MADE PROGRESS WITH ITS RESEARCH AND DEVELOPMENT CANDIDATES....

o    Moraxen was launched for the treatment of severe cancer pain in the UK.

o Results were announced from an exploratory Phase II clinical trial for the treatment of sleep disorders and a follow up study is underway.

o Results from an M6G phase II clinical trial showed an improved side effect profile over morphine treatment.

o A Phase II clinical trial using M6G in hip replacement surgery was initiated.

o    CNS5161 for the treatment of neuropathic pain entered Phase II trials.

o A new product for the treatment of severe breakthrough pain commenced clinical development in collaboration with Bioglan Pharma.

o An agreement was signed with Shire Pharmaceuticals for the further development of CeNeS D1 agonist program for Parkinson's disease.

 ....AND ITS PHARMACEUTICAL SERVICES BUSINESSES CONTINUE TO GROW.

o Our automated ion channel screening systems will be installed at GlaxoSmithKline research laboratories in the UK and the USA.

o The acquisition of ExCyte Limited expanded our skill base in molecular biology and broadened our contract research service capability.

o Drug delivery collaborations were signed with Ares Serono, Bioglan Pharma, Cangene, and two other unnamed companies.

o    The CeNeS Cognition division returned revenues of over (pound)1m.

  THERE HAS BEEN PROGRESS IN ALL DIVISIONS OF THE BUSINESS

CeNeS is focused on becoming a leader in the field of CNS pharmaceuticals and pain control.

STRATEGY. CNS disorders and pain control represent the third largest therapeutic class world-wide and also one of the fastest growing. Current medicines do not adequately address these diseases and disorders and therefore there is potential for further growth. In addition, as many of these conditions are age related, the ageing population will also contribute to market growth.

CeNeS has a strategy of balancing operating and financial risk by maintaining a broad and balanced portfolio and by seeking development partners for its products in development. It already has a substantial portfolio of clinical development candidates targeting pain, stroke, multiple sclerosis, sleep disorders and substance abuse.

In support of the clinical development programs CeNeS has proprietary technologies in drug delivery, cognition research and ion channels. These technologies not only contribute to our own drug development activities but also generate revenues.

SALES AND MARKETING OF CNS PHARMACEUTICALS CeNeS launched its pharmaceutical business in November 2000 with the acquisition of three products from GlaxoWellcome Diconal, Cyclimorph and Valoid. Diconal and Cyclimorph are strong analgesics used in the management of moderate to severe pain either by the oral route (Diconal) or the intravenous route (Cyclimorph). Cyclimorph contains morphine whereas Diconal contains the analgesic dipipanone. In both cases the analgesic is combined with cyclizine, a proven agent to counter the nausea and vomiting commonly associated with opioid analgesics. Valoid contains cyclizine as the sole active ingredient and is used to counter nausea and vomiting.

The pharmaceuticaI division was strengthened by the addition of Xefo, a novel product for the treatment of post-operative pain, in-licensed from Nycomed in January 2001 and scheduled for launch later in 2001.

CeNeS' strategy is to build the regulatory, sales, marketing and distribution infrastructure that will support the launch of CeNeS own development candidates in the future.

Marketing partner Schwarz Pharma launched Moraxen in the UK in September. Other marketing partners are now in place in North America, Western Europe, Poland, Israel and South Africa. Moraxen will be manufactured and packaged at CeNeS Drug Delivery's purpose built facility in Scotland.

RESEARCH AND DEVELOPMENT IN CNS AND PAIN In research and development CeNeS has projects aimed at developing treatments for severe pain, neuropathic pain, stroke, sleep disorders, substance abuse, multiple sclerosis, peripheral neuropathies and Parkinson's disease.

In addition to adding five new research projects, and a compound in Phase II for the treatment of neuropathic pain, the acquisition of Cambridge NeuroScience
(CNSI) brings considerable expertise to our research and development infrastructure. The enlarged group has a strong combination of intellectual property in the ion channel area through CeNeS proprietary screening system and CNSI's ion channel focused chemical library. Our clinical development expertise now covers both Europe and the USA, the two major global pharmaceutical markets.

PHARMACEUTICAL SERVICES Sales of products and services from this division were approximately (pound)6m for the year.

CeNeS Drug Delivery has made a successful transition into a significant contract drug delivery business and signed contracts with five companies generating a combination of up front payments, development funding, staged milestone payments, royalties and manufacturing rights. CeNeS Drug Delivery is also manufacturing Moraxen for sale by Schwarz Pharma in the UK.

CeNeS Channelwork, the contract electrophysiology and molecular biology division increased its revenue more than threefold, helped by the acquisition of ExCyte Limited early in the year. In addition to this growth in contract revenues, revenues generated from the sale of CeNeS' first generation of automated screening systems ~AutoPatch~ to GlaxoWellcome (now GSK) confirmed the group's ion channel expertise.

CeNeS Cognition business increased revenues by 33% to more than (pound)1m from the sale of neuropsychological testing systems and services.

DANIEL ROACH
CHIEF EXECUTIVE

FINANCIAL REVIEW

REVENUES Revenues in the year were (pound)6.6m (1999 (pound)31,000). The increase in revenue reflects a successful year for the Pharmaceutical Services businesses (CeNeS Drug Delivery, CeNeS Channelwork and CeNeS Cognition). Of special note is the successful implementation of a new strategy exploiting the drug delivery technologies at CeNeS Drug Delivery business in Scotland that only became part of the CeNeS group in December 1999. Revenues for 2000 also include two months of the CeNeS Pharmaceutical product sales following the acquisition of three products on October 31st 2000.

OPERATING PERFORMANCE The group made a loss for the financial year of (pound)20.8m (1999 (pound)8.6m). Included in the 2000 loss is (pound)12.3m (1999 (pound)nil) relating to the write off of licence costs and goodwill amortisation of (pound)2m (1999 (pound)80,000). The licences were acquired as part of the Bioglan Pharma and BTG transactions announced during the period. The write off is in accordance with prudent accounting treatment as the licences were not revenue generating at the time of acquisition.

The operating loss also includes research and development costs totalling (pound)7.7m (1999 (pound)4.9m) that include the cost of external clinical trials as well as internal research and development costs. The increase reflects the enlarged research and development capability of the group following the CeNeS takeover of the Core Group in December 1999. Administrative expenses have increased to (pound)6.2m (1999 (pound)4.2m) largely due to goodwill amortisation of (pound)2m (1999 (pound)80,000) arising from the merger of CeNeS Limited with Core Group, the acquisition of ExCyte Limited, the pharmaceutical products acquired and the acquisition of Cambridge NeuroScience, Inc.

The profit and loss account includes two weeks results for Cambridge NeuroScience, Inc from the date of the acquisition. The acquisition has been accounted for using the acquisition method of accounting. The goodwill of (pound)26.1m arising on the acquisition of Cambridge NeuroScience is being written off over 15 years. The intangible asset arising on the purchase of the products from Glaxo Wellcome of (pound)10.3m is being amortised over 5 years.

The group headcount at the end of 2000 was 134 (1999 103) of which 77 (1999 64) are engaged in research and development.

RESEARCH AND DEVELOPMENT TAX CREDIT Following the introduction from April 1st 2000 of Research and Development tax credits in the 2000 Finance Bill CeNeS intends to apply for a reclaim of approximately (pound)1m. The tax credit has not been included in the financial statements for 2000 due to the uncertainty surrounding the exact timing of the cash repayment.

CASH RESOURCES Net cash outflow for the year ended 31st December 2000 was (pound)4.6m (1999 (pound)13,000). Cash and liquid resources at 31st December 2000 were (pound)10.6m (1999 (pound)15.1m).

In January 2000 the company announced a collaboration with Bioglan Pharma for the development and licence of a novel opioid spray. At the same time Bioglan Pharma subscribed for 1 million CeNeS ordinary 10p shares at (pound)1 each raising (pound)1m.

In June 2000 the company announced a significant and wide-ranging second collaboration with Bioglan Pharma which included the extension of the territories granted to CeNeS for an aerosol pain product. Under the agreement Bioglan Pharma also obtained exclusive rights to market and distribute Moraxen in Europe and the two companies also granted each other licences to access certain of their respective drug delivery technologies for drug development. At the same time Bioglan Pharma subscribed for a total of 7.9 million CeNeS ordinary 10p shares for a total consideration of (pound)9m. The net effect of the second collaboration was the cash inflow of (pound)2.1m to CeNeS.

In April 2000 British Technology Group (BTG) also subscribed for 1.0m CeNeS ordinary 10p shares at (pound)1 each under a licence agreement.

In February 2000 an institutional placing of 2.85m ordinary l0p shares at a price of 75p raised a further (pound)2m net of expenses. In September 2000, 9m ordinary 10p shares were issued at a price of 82p raising (pound)7m net of expenses. The money raised was used as part of the (pound)10m paid for the pharmaceutical products acquired from Glaxo Wellcome on October 31 2000.

DEBTORS AND CREDITORS The increase in debtors reflects the significant growth in the trading revenues of the group and Bioglan Pharma drug development collaboration costs invoiced in advance. The collaboration costs will be expensed in the profit and loss account over the timeline of the relevant development project.

Creditors due within one year and after more than one year have increased principally as a result of invoices in respect of the Bioglan Pharma drug development collaboration and costs incurred in respect of the acquisition of Cambridge NeuroScience Inc.

CAMBRIDGE NEUROSCIENCE ACQUISITION In December 2000 CeNeS Pharmaceuticals issued 42, 619,173 ordinary 10p shares to acquire the entire issued and to be issued share capital of Cambridge NeuroScience, Inc. The shares were issued at an effective price of (pound)0.66p generating share premium of (pound)23.9m. Fees of (pound)1.9m were incurred in completing the acquisition.

FINANCIAL STRATEGY CeNeS remains committed to building a profitable company whose CNS research and development is subsidised by cash inflows from the sale of pharmaceutical products and services.

NEIL CLARK
FINANCIAL DIRECTOR

CENES PHARMACEUTICALS PLC
PRELIMINARY STATEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended to 31 December 2000

                                                                                                     2000                  1999
                                                                                              (POUND)'000           (pound)'000
                                                                                              (UNAUDITED)             (audited)
--------------------------------------------------------------------------------------------------------------------------------
Turnover         - continuing                                                                       6,603                    31
Gross profit       - continuing                                                                     4,882                    17
Research and development costs                - licences acquired                                (12,270)                     -
                                              - other                                             (7,736)               (4,942)
                                              ----------------------------------------------------------------------------------
                                              - total continuing                                 (20,006)               (4,942)
                                              - acquisitions                                         (49)
                                                                                                                              -
Administrative expenses               - continuing                                                (6,219)               (4,231)
                                      - acquisitions                                                 (35)
                                                                                                                              -
Other operating income                - continuing                                                                            5
                                                                                                        -

--------------------------------------------------------------------------------------------------------------------------------
Operating loss                     - continuing                                                  (21,343)               (9,151)
                                   - acquisitions                                                    (84)                     -
Interest receivable                                                                                   752                   643
Interest payable and similar charges                                                                (149)                  (90)

--------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation being retained loss for the year                     (20,824)               (8,598)
--------------------------------------------------------------------------------------------------------------------------------

Loss per ordinary share                                                                           (20.9P)               (26.8p)
Net assets per ordinary share                                                                       67.9P                123.6p


CONSOLIDATED BALANCE SHEET

As at 31 December 2000

                                                                               2000                  1999
                                                                        (POUND)'000           (pound)'000
                                                                        (unaudited)             (audited)
Fixed assets
Intangible assets                                                            56,917                22,880
Tangible assets                                                               6,067                 6,579
----------------------------------------------------------------------------------------------------------
                                                                             62,984                29,459
Current assets
Stocks                                                                          349                    76
Debtors                                                                       3,986                   640
Cash at bank and in hand                                                     10,561                15,152
----------------------------------------------------------------------------------------------------------
                                                                             14,896                15,868
----------------------------------------------------------------------------------------------------------

Creditors
Creditors - amounts falling due within one year                               7,616                 4,578

----------------------------------------------------------------------------------------------------------
Net current assets                                                            7,280                11,290
----------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                        70,264                40,749

Creditors
Creditors - amounts falling due                                               2,668                 1,153
after more than one year


----------------------------------------------------------------------------------------------------------
Net assets                                                                   67,596                39,596
----------------------------------------------------------------------------------------------------------


Capital and reserves
Called up share capital                                                      15,272                 8,602
Share capital to be issued                                                    5,307                 5,483
Share premium account                                                        81,473                39,143
Profit and loss account                                                    (44,877)              (24,053)
Other reserves                                                               10,421                10,421

----------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                   67,596                39,596
----------------------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT
For the year ended to 31 December 2000

                                                                                 2000                       1999
                                                                          (POUND)'000                (pound)'000
                                                                          (UNAUDITED)                  (audited)
-----------------------------------------------------------------------------------------------------------------
Net cash outflow from operating activities                                   (17,760)                    (8,245)

Returns on investments and servicing of finance
Interest received                                                                 743                        703
Interest paid                                                                    (29)                       (21)
Interest element of finance lease rental payments                               (121)                       (68)
-----------------------------------------------------------------------------------------------------------------
Net cash inflow from returns on investment                                        593                        614
and servicing of finance

Capital expenditure and financial investments
Payment to acquire tangible fixed assets                                        (298)                      (930)
Payment to acquire intangible fixed assets                                   (10,252)
                                                                                                               -
Receipts from sale of tangible fixed assets                                        69                         73
-----------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure                                    (10,481)                      (857)
and financial investment

Acquisitions
Purchase of subsidiary undertaking                                            (1,234)                          -
Net cash acquired with subsidiary                                               4,685                      2,211
-----------------------------------------------------------------------------------------------------------------
Net cash inflow from acquisitions                                               3,451                      2,211
-----------------------------------------------------------------------------------------------------------------
Net cash outflow before financing                                            (24,197)                    (6,277)
-----------------------------------------------------------------------------------------------------------------
Financing
Issue of ordinary share capital                                                21,242                      7,129
Costs associated with issue of shares                                         (1,084)                      (985)
Other loans                                                                         -                        350
Repayment of loans                                                               (45)                          -
Capital element of finance lease rentals                                        (507)                      (230)
-----------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                 19,606                      6,264
-----------------------------------------------------------------------------------------------------------------
Decrease in cash                                                              (4,591)                       (13)
-----------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS                         2000                       1999
                                                                          (POUND)'000                (pound)'000
                                                                          (UNAUDITED)                  (audited)
-----------------------------------------------------------------------------------------------------------------
Decrease in cash in the period                                                (4,591)                       (13)
Cash inflow from increase in debt and finance leasing                             552                      (120)
-----------------------------------------------------------------------------------------------------------------
Change in net funds resulting from cash flows                                 (4,039)                      (133)
Loans and finance leases acquired with subsidiary                                   -                      (576)
New finance leases                                                              (175)                      (184)
-----------------------------------------------------------------------------------------------------------------
Movement in net funds                                                         (4,214)                      (893)
-----------------------------------------------------------------------------------------------------------------
Net funds brought forward                                                      13,695                     14,588
-----------------------------------------------------------------------------------------------------------------
Net funds carried forward                                                       9,481                     13,695
-----------------------------------------------------------------------------------------------------------------


RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

                                                                              2000              1999
                                                                       (POUND)'000       (pound)'000
                                                                       (UNAUDITED)         (audited)
Operating loss                                                            (21,427)           (9,151)
Depreciation                                                                 1,267               820
Amortisation of grant                                                         (52)              (57)
Amortisation of goodwill                                                     2,017                80
Share option provision                                                                            96
                                                                                 -
Loss on sale of tangible fixed assets                                            6                 6
Investment in own shares provision                                                               175
                                                                                 -
(Increase)/decrease in stocks                                                (273)                 5
(Increase)/decrease in debtors                                             (2,970)               258
Increase/(decrease) in creditors                                             3,672             (477)
-----------------------------------------------------------------------------------------------------
Net cash outflow from operating activities                                (17,760)           (8,245)
-----------------------------------------------------------------------------------------------------


NOTES TO PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

BASIS OF PREPARATION
CeNeS continues to undertake the majority of its activities in the fields of research and drug development; as such it is likely to be loss making for the foreseeable future.

The financial information for the year ended 31 December 2000 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 1999. The auditors have not yet reported on the accounts for the year ended 31 December 2000, nor have any such accounts been delivered to the Registrar of Companies for Scotland. The statutory accounts for the year ended 31 December 2000 will be sent to shareholders with the notice of the Annual General Meeting and filed with the Registrar of Companies in due course.

The financial information set out in the preliminary statement does not comprise the Company's statutory accounts within the meaning of section 240(5) of the Companies Act 1985.

The Group has consistently applied accounting policies throughout the year and the preceding year.

1.         LOSS PER SHARE

The loss per share is based on losses of (pound)20.8m (1999 (pound)8.6m) and the weighted average number of shares in issue during the year of 99,561,870 shares (1999 32,044,187).

2.         RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                      2000              1999
                                                               (POUND)'000       (pound)'000
                                                               (UNAUDITED)         (audited)
---------------------------------------------------------------------------------------------
Loss for the financial year                                       (20,824)           (8,598)
NEW SHARE CAPITAL SUBSCRIBED
Acquisition of CeNeS Limited                                                          18,494
                                                                         -
Acquisition of Cambridge Neuroscience Inc                           28,207
                                                                                           -
Acquisition of ExCyte Limited                                          375
                                                                                           -
Share capital to be issued                                             114             5,483
Issue of shares                                                     21,212             7,129
Share issue expenses                                               (1,084)             (985)
Other reserve on share option provision                                                   96
                                                                         -
---------------------------------------------------------------------------------------------
Net increase in shareholders' funds for the year                    28,000            21,619
Opening shareholders' funds                                         39,596            17,977
---------------------------------------------------------------------------------------------
Closing shareholders' funds                                         67,596            39,596
---------------------------------------------------------------------------------------------


NOTES TO THE PRELIMINARY ANNOUNCEMENT

CeNeS Pharmaceuticals is focused on the research, development and sale of drugs for CNS disorders and pain control and the development of controlled release drug delivery products in a range of therapeutic areas. The group has around l30 staff working from modern research and manufacturing facilities in Cambridge, England, Irvine in Scotland and Boston, USA.

The company combines state of the art drug research and development with an aggressive, commercial strategy aimed at rapid growth and maintenance of a significant revenue stream.

In research and development CeNeS is working on new treatments for a range of diseases and disorders including severe pain, stroke, sleep disorders, multiple sclerosis and Parkinson's disease.

CeNeS revenue generating businesses earned the company more than (pound)6m during 2000 including the launch of CeNeS own label pharmaceutical products in the UK and rapidly growing revenues from the company's pharmaceutical services divisions.

CENES IS DEVELOPING AND MARKETING PRODUCTS FOR THE TREATMENT OF DISEASES AND DISORDERS OF THE CENTRAL NERVOUS SYSTEM AND PAIN


                                                                   2001
                                                                   ----

Cyclimorph(1)                Severe Pain                           Sales

Diconal(1)                   Severe Pain                           Sales

Valoid(1)                    Nausea and Vomiting                   Sales

Moraxen(2)                   Cancer pain                           Sales

Xefo                         Post operative pain                   Launch

Moraxen                      Post operative pain (UK)              Phase II

Moraxen(3)                   Cancer / Post op. pain (USA)          Phase II

Sipatrigine(4)               Acute stroke                          Phase II

M6G                          Post operative pain                   Phase II

CEE 03-310                   Sleep Disorders                       Phase II

CEE 03-310                   Substance Abuse                       Phase II

CNS 5161                     Neuropathic Pain                      Phase II

Opioid spray(5)              Severe/breakthrough pain              Phase I

GGF2(6)                      Multiple Sclerosis                    Preclinical

CEE 03-320                   Schizophrenia                         Preclinical

D1 agonists(7)               Parkinson's disease                   Preclinical

Kv1.1 ion channel
Blockers(8)                  Peripheral Neuropathy                 Research

NMDA/Na+ Ion
Channel blockers             Neuropathic Pain                      Research

Na+ Ion
Channel blockers(9)          Glaucoma                              Research

Neuregulin(2)                MS/Parkinson's disease                Research


1.   Marketed by CeNeS in the UK and Eire.

2. Marketed by Schwarz Pharma in the UK and Eire. Manufactured by CeNeS Drug Delivery.

3.   US development in collaboration with Amarin Pharmaceuticals Inc.

4.   Partnered with GlaxoSmithKline

5.   Partnered with Bioglan Pharma

6.   Partnered with Bayer AG

7.   Partnered with Shire Pharmaceuticals plc.

8.   Funded by SBIR Grant from the NIH (USA)

9.   Partnered with Allergan Inc.

CLINICAL DEVELOPMENT - PAIN PORTFOLIO

MORAXEN is an innovative 24 hour sustained release formulation of morphine which is launched in the UK for the treatment of cancer pain. Phase II trials are underway to investigate Moraxen's efficacy in post-operative pain. Moraxen is marketed in the UK by Schwarz Pharma and we are currently seeking regulatory approval in Western Europe in collaboration with our marketing partner Bioglan Pharma. In the USA CeNeS has signed development and marketing agreement with Amarin Pharmaceuticals Inc. where additional clinical trials will be required before submission of an NDA.

MORPHINE 6 GLUCURONIDE (M6G) has been shown to provide the same level of pain control as morphine with an improved side effect profile. In data reported by CeNeS from a phase II clinical trial involving more than 140 patients, M6G reduced the incidence of nausea and vomiting by more than 50% compared with morphine whilst providing an equal level of analgesia. A further Phase II clinical trial in hip replacement surgery is ongoing and is expected to complete in 2001.

CNS 5161 is a blocker of the NMDA ion channel and is currently in Phase II clinical trials for the treatment of neuropathic pain. Studies completed by CNSI showed that CNS 5161 was well tolerated by healthy volunteers and that it showed a statistically significant reduction in perceived pain as compared to either morphine or placebo.

OPIOID SPRAY is a novel formulation of a well-known opioid being developed in collaboration with Bioglan Pharma for the treatment of severe pain. The drug is rapidly absorbed following sublingual administration and should provide effective analgesia more quickly than from oral opioids without the need for intravenous access. Phase I studies are underway to define the appropriate doses to use in trials with cancer patients suffering from breakthrough pain.


CLINICAL DEVELOPMENT - CNS PORTFOLIO

SIPATRIGINE is a sodium channel blocker that is in Phase II development for the treatment of stroke. Current treatments for stroke are limited by the fact that they must be administered very quickly after a stroke and in that they do not have a neuroprotective action. Results from preclinical models suggest that sipatrigine should protect areas of the brain from the damage caused by a stroke and will therefore offer improved clinical outcomes and quality of life for these patients.

CEE 03-310 is a novel dopamine D1 antagonist in development for the treatment of sleep disorders and substance abuse.

Data from an investigational study of the effects of the drug on human sleep showed that the drug had a significant and dose dependant effect on the onset of REM sleep. A follow-up study has started to examine these effects further in an older population over longer time periods.

In substance abuse a study is under way in the USA to explore CEE 03-310's efficacy in reducing craving for alcohol in problem drinkers.

CEE 03-320 is a dopamine D1 antagonist structurally similar to CEE 03-310. Phase I studies are planned for 2001.

GLIAL GROWTH FACTOR 2 (GGF2) has the potential to prevent degeneration of, or to regenerate, nerve and glial cells. In December 1998, CNSI entered into a collaborative agreement with Bayer for the development of GGF2 for Multiple Sclerosis (MS) and peripheral neuropathies. MS is a disease of the CNS that is characterised by chronic inflammation and degradation of the myelin sheath which surrounds nerve cells and contributes to the passing of electrical signals along a nerve fibre. This progressive demyelination occurs at multiple sites in the brain and spinal cord resulting in a gradual deterioration of nerve signalling and of the health of the patient.

RESEARCH

CeNeS research capability has been expanded by the acquisition of Cambridge NeuroScience.

The group now has research projects targeting Parkinson's disease, peripheral neuropathy, multiple sclerosis, neuropathic pain and psychiatric indications.

D1 AGONISTS In December 2000 CeNeS announced that it has signed a research, development and licensing agreement with Shire Pharmaceuticals for the development of CeNeS' dopamine D1 agonist programme for the treatment of Parkinson's disease.

Parkinson's disease is a chronic, progressive disease in which a deficit in the production of dopamine is responsible for the major symptoms. It effects around 2% of those aged over 65 years. Current treatments aim to address this deficit but have efficacy and side effect limitations. CeNeS has been working on dopamine D1 agonists as a new approach that is expected to demonstrate advantages over these current treatments both in terms of efficacy and side effect profile.

POTASSIUM CHANNEL BLOCKERS (KV1.1 BLOCKERS) In January 2001 CeNeS announced that it had been awarded a two-year Phase II Small Business Innovation Research
(SBIR) grant from the National Institute of Neurological Diseases and Stroke (NINDS) of the National Institutes of Health in the US to support this project. The total award could reach $860,000 with first year support of up to $436,000.

In most neuropathies, the dysfunction of peripheral nerves involves the loss of axonal conduction caused by demyelination. Selective blockade of specific classes of voltage-gated potassium channels, exposed by demyelination, restores axonal conduction in demyelinated peripheral nerves. CeNeS goal is to identify small molecule drugs which selectively block such voltage-gated potassium channels. These agents might also be effective in treating the symptoms of multiple sclerosis and spinal cord injury.

Peripheral neuropathies can cause movement disorders and disturbed sensation, including chronic burning pain that can spread from the feet and hands to involve the upper limbs and trunk. Approximately 50% of the 8 million Americans diagnosed with diabetes will suffer from peripheral neuropathies. In addition, damage to peripheral nerves is a dose-limiting side effect of many cancer chemotherapy treatments. Various toxic substances and immune system disorders can also cause peripheral neuropathies.

NEUREGULIN-2 CeNeS drug discovery and development efforts are also focused on a family of growth factors called neuregulins. Glial Growth Factor 2, is a product of the neuregulin-1 gene. Because of the potential therapeutic utility of this family of proteins, CeNeS has now embarked upon a research programme to evaluate the pharmacological profile of a protein encoded by the neuregulin-2 gene. Building upon our extensive knowledge of the biology, genetics, pharmacology and biotechnology of neuregulin proteins and signalling, we are testing the hypotheses that neuregulin-2 will be efficacious in Multiple Sclerosis, Parkinson's disease, spinal cord injury and chronic heart failure.

During development, the cells of the body divide and specialise to form tissues and organs. Protein growth factors play an important role in this process by influencing cells and stimulating the development of vital body components. These protein growth factors, critical to the body's embryonic development, are also believed to influence the body's response to injury and disease, thus opening new avenues for drug discovery.

NMDA AND SODIUM ION CHANNEL BLOCKERS

There is strong evidence implicating NMDA and sodium ion channels in the neuronal adaptations that lead to abnormally prolonged and enhanced pain responses. CeNeS is working to identify agents that block NMDA and sodium ion channels with a formulation and side-effect profile that allows chronic dosing.

Chronic neuropathic pain is a frequent complication of diabetic neuropathy and post-herpetic neuralgia. It also occurs in cancer, AIDS and from surgical nerve trauma. It has been estimated that chronic pain affects about 1.5 million patients in the US. More effective therapies are required because traditional analgesics do not provide adequate pain relief for many patients.

NOVEL ION CHANNEL TARGETS/ ION CHANNEL TECHNOLOGIES

Ion channel drug discovery at CeNeS is supported by two platform technologies.

Firstly, CeNeS has developed an automated method of patch-clamping based on its proprietary Interface Patch-Clamp~ methodology. In December 2000 CeNeS announced its first sales of AutoPatch~ systems to GlaxoWellcome (now GlaxoSmithKline, GSK). Five systems will be installed at GSK's research laboratories, three in the UK and two in the USA.

AutoPatch is the result of a two year research program at CeNeS which was awarded a UK DTI SMART Award for innovation in December 1998. In contrast to conventional patch-clamp technology AutoPatch does not require the use of a microscope or three-dimensional micro-manipulation. In addition, because it is fully automated and mechanically robust the technology has the potential for further miniaturisation and parallelisation to a high-throughput device capable of around 1000x the screening rate of conventional electrophysiology.

Secondly, via the acquisition of CNSI, CeNeS has a chemical library focused on ion channel blockers. It is based on the synthesis of compounds over more than 12 years for drug discovery projects directed towards a number of ion channel targets. The library is covered by approximately 50 issued patents and approximately 15 pending patents and is supported by a substantial biological database.

PHARMACEUTICAL SERVICES

CENES DRUG DELIVERY

CeNeS Drug Delivery develops innovative pharmaceutical products that utilise patented drug delivery technologies. The company has five platform drug delivery technologies, each of which is targeted to meet specific therapeutic needs. In 2000, CeNeS Drug Delivery signed agreements to formulate a total of five biomolecules. In addition to development fees the company will receive either royalties on the sales of the formulated products or retain rights to manufacture at its modern facilities in Scotland.

CeNeS Drug Delivery's success in winning contracts to formulate biomolecules reflects the growing importance of this type of therapeutic product and the fact that such drugs are difficult to administer orally and tend to be delivered by regular injections on a daily or weekly basis. CeNeS' proprietary Depocore technology can provide sustained release of a biomolecule over periods of up to three months from a single injection. In addition to addressing mainstream drug delivery issues, CeNeS continues to develop specialised technologies such as the targeting of drugs to specific tissues of the reproductive tract.

CeNeS Drug Delivery was also responsible for the development of Moraxen, an innovative 24-hour controlled release morphine therapy for the treatment of severe cancer pain. Schwarz Pharma market the product in the UK and marketing rights in the rest of the EU and the USA are covered by a development and marketing collaborations signed with Bioglan Pharma and Amarin Pharmaceuticals respectively. Marketing partners are also in place in Poland, Israel and South Africa.

CENES CHANNELWORK

Channelwork provides specialist ion channel and molecular biology contract research services to the pharmaceutical industry.

Ion channels are proteins that provide a gateway for the passage of charged particles (ions) across cell membranes. Ion channels are found in all cells and are fundamental to the electrical properties of nerve cells. Ion channels are linked causally with human diseases such as epilepsy, cystic fibrosis, sudden cardiac arrest and muscle diseases. Therefore, ion channel modulators have a role in the management, prevention or cure of such disorders.

During 2000 this business unit was strengthened by the acquisition of ExCyte Limited, a UK based contract molecular biology company. ExCyte brought additional human and technical resources as well as an established customer base.

We expect the capacity of the Channelwork group to grow during 2001 by the introduction of AutoPatch screening technology into routine contract work and via the strategic use of resources acquired with CNSI.

CENES COGNITION

CeNeS Cognition provides academics, clinicians and pharmaceutical companies with a range of psychological and neuropsychological products and services.

Its products include CANTAB, a computerised battery of neuropsychological tests for the assessment of cognitive function in patients with disorders of the central nervous system. CANTAB was developed at the University of Cambridge and is being utilised increasingly by pharmaceutical, biotechnology and genomic companies with drug development in mind. It provides a potentially invaluable tool for assessment in a number of clinical areas, for example, schizophrenia, Parkinson's and Alzheimer's disease.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  CENES PHARMACEUTICALS PLC

Date: April 12, 2001              By: /s/ Neil Clark
                                      ---------------------------------------
                                      Name: Neil Clark
                                      Title: Finance Director and Secretary